May 16, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Announcement to the Market filed with Brazilian SEC on April 23, 2007 (in Portuguese)*

2. *Announcement to the Market released on April 23, 2007 (English version)*

3. *Material Fact Notice filed with Brazilian SEC on April 23, 2007 (in Portuguese)*

4. *Material Fact Notice released on April 23, 2007 (English version)*

5. *Minutes of the Board of Directors' Meeting held on April 25, 2007, filed with Brazilian SEC on April 26, 2007 (in Portuguese)*

6. *Minutes of the Board of Directors' Meeting held on April 25, 2007 (English version)*

7. *Minutes of the Ordinary Shareholders' Meeting held on April 30, 2007, filed with Brazilian SEC on April 30, 2007 (in Portuguese)*

dw 6/1

8. *Minutes of the Ordinary Shareholders' Meeting held on April 30, 2007 (English version)*

9. *Material Fact Notice filed with Brazilian SEC on May 9, 2007 (in Portuguese)*

10. *Material Fact Notice released on May 9, 2007 (English version)*

11. *Consolidated Share Ownership Form filed with Brazilian SEC on May 10,2007 (in Portuguese)*

12. *Consolidated Share Ownership Form for the month of April, 2007 (English version)*

13. *Letter filed with Brazilian SEC on May 8,2007 and sent to Brazilian Stock Exchange (BOVESPA) (in Portuguese) – response to an article published in the Valor Econômico newspaper – MMX informs that the Company's plans regarding de pelletizing plant remain unaltered and also that the drilling program is advancing as planned.*

14. *Minutes of the Board of Directors' Meeting held on May 11, 2007, filed with Brazilian SEC on May 11, 2007 (in Portuguese)*

15. *Minutes of the Board of Directors' Meeting held on May 11, 2007 (English version)*

16. *Announcement to the Market filed with Brazilian SEC on May 14, 2007 (in Portuguese)*

17. *Announcement to the Market released on May 14, 2007 (English version)*

18. *Material Fact Notice filed with Brazilian SEC on May 14, 2007 (in Portuguese)*

19. *Material Fact Notice released on May 14, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX reinicia construção da Usina de ferro gusa em Corumbá

A **MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3) ("MMX" ou a "Companhia") comunica que, em 20 de abril de 2007, a Exma. Desembargadora Federal Cecília Marcondes, do Tribunal Regional Federal da 3ª. Região, relatora do agravo de instrumento interposto pela MMX Metálicos Brasil Ltda. contra decisão liminar concedida pelo Juiz Federal de Corumbá, deu provimento ao pedido de efeito suspensivo da MMX, revogando, assim, os efeitos da liminar concedida em 10 de abril último que havia suspenso a construção da unidade produtora de ferro gusa da Companhia ("Usina Corumbá").

Imediatamente após ter sido notificada da revogação da liminar, a MMX Metálicos reiniciou as obras de construção da Usina Corumbá, conforme cronograma planejado e nos termos aprovados pelos órgãos ambientais estaduais.

Rio de Janeiro, 23 de abril de 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX - Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX resumes construction of Pig Iron Plant in Corumbá

MMX MINERAÇÃO E METÁLICOS S.A. (Bovespa: MMXM3) ("MMX" or the "Corporation") hereby communicates that, on April 20, 2007, Federal Court Justice of the 3rd Circuit Cecília Marcondes, decided in favor of MMX's appeal against the injunction awarded by the Federal Judge sitting in Corumbá that had suspended construction works at the Corporation's pig iron plant in Corumbá (the "Corumbá Plant").

Immediately after learning of the Federal Justice's decision revoking the injunction, MMX reinitiated construction works at the Corumbá Plant, all in accordance with the planned schedule and in compliance with the environmental permits granted by the State environment regulators.

Rio de Janeiro, April 23, 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

CENTENNIAL ASSET PARTICIPAÇÕES MINAS-RIO S.A.

CNPJ/MF: 07.949.970/0001-87

Companhia Aberta

BOVESPA: CTMR3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX") e a Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio") vêm, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM n° 358/02, comunicar ao mercado o que segue:

A Centennial Asset Mining Fund LLC ("Centennial Asset"), empresa controlada por Eike F. Batista, acionista controlador da MMX, e a MMX celebraram acordo preliminar com uma subsidiária integral da mineradora Anglo American plc ("Anglo American") por meio do qual esta última irá adquirir 100% do capital social da Centennial Minas-Rio e irá, ainda, subscrever novas ações de emissão da MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), em uma operação que resultará na Anglo American detendo uma participação consolidada de 49% na MMX Minas-Rio.

A MMX detém 70% da MMX Minas-Rio, enquanto os 30% restantes pertencem à Centennial Minas-Rio. A MMX Minas-Rio está desenvolvendo um projeto integrado de minério de ferro que consiste em (i) uma série de depósitos de minério de ferro no Estado de Minas Gerais, (ii) um ou mais minerodutos e (iii) uma propriedade imobiliária no litoral norte do Estado do Rio de Janeiro, onde a MMX Minas-Rio desenvolve um terminal portuário para o embarque de minério de ferro, com capacidade para receber navios *cape-size* (conjuntamente, o "Sistema Minas-Rio").

A operação em tela, que envolve a aquisição de 100% das ações da Centennial Minas-Rio e a realização de aportes de capital pela Anglo American na MMX Minas-Rio, uma vez concluída, atribuirá um valor econômico de US$1,15 bilhão à aquisição de 49% do capital social da MMX Minas-Rio pela Anglo American. Esse valor será composto por um pagamento à vista de US$704 milhões para a Centennial Asset e a subscrição de novas ações de emissão da MMX Minas-Rio ao mesmo preço por ação atribuído à Centennial Asset, como forma de alcançar a referida participação de 49%.

O Sistema Mina-Rio está atualmente em fase de desenvolvimento. Os trabalhos atuais se concentram na obtenção das licenças necessárias para o início da construção da primeira fase, que terá uma capacidade de produção anual de 26.5 milhões de toneladas ("Fase I"). Espera-se que a Fase I inicie suas operações no quarto trimestre de 2009. Estima-se que a Fase I demandará um investimento total aproximado de US$2,35 bilhões, a ser financiado por meio de capital próprio e linhas de crédito com instituições financeiras.

A MMX Minas-Rio está planejando uma expansão por meio da duplicação da capacidade do Sistema Minas-Rio ("Fase II"), sendo certo que essa última fase está sujeita a certas condições, dentre elas, a confirmação da existência de reservas suficientes de minério de ferro e a obtenção das respectivas licenças ambientais.

Mediante a confirmação da Fase II, a Anglo American efetuará, ainda, um pagamento adicional para a Centennial Asset e um novo aporte de capital na MMX Minas-Rio, de acordo com a mesma estrutura de pagamento descrita acima, que resultará em um valor econômico adicional equivalente a US$600 milhões. Quando deste eventual pagamento, a Anglo American aumentará sua participação no Sistema Minas-Rio para 50%. Caso isso venha a ocorrer, o valor econômico total do Sistema Minas-Rio, imediatamente anterior à efetivação dos aumentos de capital aqui descritos, atingirá o montante de US$3.5 bilhões.

A assinatura da documentação definitiva de compra e venda está sujeita à negociação dos contratos relevantes, às aprovações regulatórias aplicáveis e finalização do processo de reestruturação da MMX Minas-Rio, com a criação da LLX Minas-Rio, conforme fato relevante divulgado pela MMX em 22 de março de 2007. Ao final desta reestruturação, a Anglo American deterá participação acionária idêntica na MMX Minas-Rio e na LLX Minas-Rio, sendo estas as companhias que deterão, respectivamente, os ativos de mineração e logística do Sistema Minas-Rio. A Anglo American terá uma exclusividade de 6 semanas para negociar e assinar a documentação definitiva de aquisição da Centennial Minas-Rio e, também, para subscrever ações da MMX Minas-Rio.

Eike Batista, Presidente do Conselho de Administração e Diretor-Presidente da MMX afirmou: "Nós sempre tivemos uma grande confiança de que o Sistema Minas-Rio é um dos melhores projeto de minério de ferro em fase de desenvolvimento no mundo. O acordo celebrado com a Anglo American confirma esse nosso entendimento. A associação da MMX com a Anglo American irá unir as vocações nacionais da MMX com a capacidade da Anglo American, reconhecida internacionalmente, de desenvolver e operar ativos da dimensão do Sistema Minas-Rio. Não foi apenas a singular reputação da Anglo American como mineradora que fez com que a escolhêssemos nossa parceira nesse ativo único, mas também o fato de que compartilhamos valores iguais quanto à responsabilidade ambiental e social. Estou impressionado com a atitude inovadora, pró-ativa e transparente que a Anglo American tem demonstrado. Espero continuar alimentando a relação que estabelecemos com a Anglo American, a qual, estou confiante, levará a um grande sucesso para ambas as companhias".

Cynthia Carroll, Diretora-Presidente da Anglo American disse: "O minério de ferro é de suma importância para a estratégia futura de crescimento da Anglo American e estou muita satisfeita em ter negociado essa parceria com a MMX para desenvolvermos conjuntamente um projeto tão excitante de minério de ferro no Brasil, país no qual temos uma longa experiência e que é um dos maiores produtores de minério de ferro do mundo. O Projeto Minas-Rio possui reservas extensas, uma longa expectativa de vida útil e deverá ser uma operação de baixo custo. A administração da MMX tem vasta experiência na operação de projetos e alcançou progresso significativo em um curto espaço de tempo. Este projeto, em conjunto com a expansão da produção na mina de Kumba, irá contribuir substancialmente para a produção da Anglo American, resultando numa produção consolidada de mais de 100 milhões de toneladas por ano nos próximos 5 anos. A MMX e a Anglo American continuarão a avaliar o potencial de expansão substancial do depósito mineral de Minas-Rio, particularmente tendo em vista as previsões positivas de longo-prazo para a indústria de minério de ferro".

Os termos e condições finais da presente operação com a Anglo American deverão ser aprovados pelos membros independentes do Conselho de Administração da MMX.

Os bancos Credit Suisse e Itaú BBA atuaram como assessores financeiros exclusivos da MMX e Centennial Asset, enquanto o Banco UBS Pactual atuou como assessor financeiro exclusivo para a Anglo American.

Maiores informações poderão ser obtidas por meio dos e-mails ri@mmx.com.br e/ou ri@ebx.com.br.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

Marcelo Adler Cheniaux
Diretor de Relações com Investidores
Centennial Asset Participações Minas-Rio S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

BOVESPA: MMXM3

CENTENNIAL ASSET PARTICIPAÇÕES MINAS-RIO S.A.

BOVESPA: CTMR3

Anglo American and MMX agree on sale of 49% interest in MMX Minas-Rio Iron Ore Project

Anglo American plc ("Anglo American") and MMX Mineração e Metálicos S.A. ("MMX") are pleased to announce that they, together with Centennial Asset Mining Fund LLC ("Centennial Asset"), a company controlled by Eike Batista, MMX's controlling shareholder, have entered into an agreement in principle pursuant to which a wholly-owned Luxembourg subsidiary of Anglo American would agree to purchase 100% of the shares of Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio"), and subscribe for additional shares of MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), in a transaction that would result in Anglo American owning a consolidated 49% ownership interest in MMX Minas-Rio.

MMX Minas-Rio is owned 70% by MMX and 30% by Centennial Asset. MMX Minas-Rio is developing an integrated iron ore project consisting of (i) a number of iron ore deposits in the State of Minas Gerais, Brazil, (ii) one or more slurry pipelines and (iii) the ongoing development of an iron ore terminal in the state of Rio de Janeiro to handle cape-size vessels (collectively the "Minas-Rio Project").

The transaction, which involves the purchase of 100% of Centennial Minas-Rio and the making of capital contributions by Anglo American to MMX Minas-Rio, is subject to final approvals by all parties including the independent members of MMX's Board of Directors. This will result in Anglo American acquiring a 49% interest in MMX Minas-Rio for an economic value and effective price of US$1.15 billion. The value paid by Anglo American would be divided into a cash payment of US$704 million to Centennial Asset and subscription for MMX Minas-Rio shares at the same price per share as paid to Centennial Asset.

The Minas-Rio Project is currently under development. Work is proceeding on securing the permits required for the commencement of construction for the first phase, with a planned annual production capacity of 26.5 million tonnes of iron ore per annum ("Phase I") for start-up in the fourth quarter of 2009. It is anticipated that approximately US$2.35 billion of capital expenditure will be required to complete Phase I of the Minas-Rio Project, to be provided from debt financing and shareholders equity.

An expansion is planned to double the Minas-Rio Project capacity ("Phase II"), subject to certain conditions, including MMX Minas-Rio confirming sufficient reserves and obtaining the relevant permits.

Upon confirmation of Phase II of the Minas-Rio Project, Anglo American would make an additional payment to Centennial Asset and a capital contribution to MMX Minas-Rio, in the same manner as the initial payment, with a total economic value and effective price of US$600 million, increasing Anglo American's participation in MMX Minas-Rio to 50%. This would result in a total economic value of $3.5 billion for 100% of the project, prior to giving effect of the capital contributions described herein.

Signing of the definitive purchase agreements is subject to negotiation of the transaction documents, customary regulatory approvals and completion of the reorganization of MMX Minas-Rio with the creation of LLX Minas-Rio, as announced by MMX on March 22, 2007. This will result in Anglo American owning identical shareholdings in both MMX Minas-Rio and LLX Minas-Rio, the companies that will own the Minas-Rio Project mining and logistics assets, respectively.

Eike Batista, Chairman & CEO of MMX said: "We have always had a strong belief that the Minas-Rio Project is one of the best development-stage iron ore assets globally. Anglo American's agreement today confirms our views. MMX's association with Anglo American would combine MMX's skill sets in Brazil with Anglo American's globally renowned capabilities to develop and operate assets of the dimension of the Minas-Rio Project. It was not only Anglo American's unique reputation as a mining company but also the fact that we share common values regarding

environmental and social responsibility issues that made MMX decide to choose Anglo American as the partner for its premier asset. I have been impressed with the innovative, responsive and transparent approach that Anglo American has shown. I look forward to building on the relationship that we have established with Anglo American which I am confident will lead to great success for both parties."

Cynthia Carroll, CEO of Anglo American said: "Iron ore is core to Anglo American's future growth strategy and we are pleased to have taken this important step in securing this partnership with MMX to develop such an exciting iron ore project in Brazil, a country where we have long standing experience and which is a major iron ore producing region of the world. The Minas Rio Project has an extensive reserve base, a long projected mine life and will be a low cost operation. I believe we are starting from an excellent platform with MMX management who share our vision and values. MMX management are very experienced operators and have achieved significant progress in a short period of time. This project, together with the planned Kumba expansions, will add significantly to Anglo American's iron ore production resulting in consolidated iron ore production in excess of 100 million tonnes per annum in the next five years. Anglo American and MMX will continue to evaluate the substantial expansion potential of this deposit, in particular taking into account the extremely positive long term prospects for the iron ore industry".

Credit Suisse and Itau BBA are the exclusive financial advisors to MMX and Centennial Asset, and UBS Pactual is the exclusive financial advisor to Anglo American.

For more information, please contact ri@mmx.com.br or ri@ebx.com.br.

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

Marcelo Adler Cheniaux
Investor Relations Officer
Centennial Asset Participações Minas-Rio S.A.

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 33.3.0026111-7
Companhia Aberta

ATA DE REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 25 DE ABRIL DE 2007

I. **DATA, HORA E LOCAL DA REUNIÃO:** Às 17:00 horas do dia 25 de abril de 2007, na sede social da Companhia, situada na Praia do Flamengo, 154°, 5° andar.

II. **QUORUM**: Presença da totalidade dos membros do Conselho de Administração da Companhia, com exceção dos membros Gilberto Sayão, Michael Stephen Vitton e Peter Nathanial, que participaram por meio de conferência telefônica e confirmaram seus votos por escrito.

III. **CONVOCAÇÃO:** De acordo com cartas de convocação enviadas e recebidas no dia 16 de abril de 2007.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **DELIBERAÇÕES**:

(a) Foi aprovada pelos membros presentes (exceto por aqueles que se declararam formalmente impedidos, conforme indicado abaixo), por unanimidade e sem quaisquer ressalvas, a celebração, pela Companhia e pela Centennial Asset Mining Fund LLC, de operação a ser formalizada com a mineradora Anglo American plc. ("Anglo American"), nos exatos termos do fato relevante já divulgado ao mercado pela administração da Companhia em 23 de abril de 2007, que fora publicado no Jornal Valor Econômico no dia 24 de abril de 2007.

(b) Por essa operação, e conforme noticiado, a Centennial Asset Mining Fund LLC e a Companhia celebraram acordo preliminar com uma subsidiária integral da mineradora Anglo American por meio do qual esta última irá adquirir 100% do capital social da Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio") e irá, ainda, subscrever novas ações de emissão da MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), em uma operação que resultará na Anglo American detendo, num primeiro momento, uma participação consolidada de 49% na MMX Minas-Rio.

(c) Caso sejam satisfeitas determinadas condições, de acordo com o que foi detalhadamente descrito no aludido fato relevante, a Anglo American poderá, ainda, fazer um pagamento adicional para a Centennial Minas-Rio e novo aporte de capital na MMX Minas-Rio, quando então passará a fazer jus a uma participação consolidada de 50% na MMX Minas-Rio.

(d) Os membros presentes (com exceção daqueles que se declararam formalmente impedidos) ratificaram, novamente por unanimidade e sem ressalvas, todos os atos praticados até então pela administração da Companhia com o objetivo de formalizar a operação aqui referida, sendo certo, contudo, que o fechamento da operação, bem como seus termos e condições finais, deverão ser aprovados por esse Conselho de Administração e, também, pelos órgãos regulatórios competentes.

(e) O Presidente do Conselho de Administração, Sr. Eike Batista, bem como o seu Presidente Honorário, Sr. Eliezer Batista e ainda os membros Michael Stephen Vitton e Raphael de Almeida Magalhães declararam-se formalmente impedidos e, dessa forma, não participaram da votação relativa à aprovação da operação em tela, conforme cartas protocoladas previamente na sede da Companhia.

(f) Por fim, a totalidade dos membros presentes ratificou a contratação da KPMG Auditores Independentes para atuar com auditores da Companhia para o exercício social de 2007, aprovando, por conseguinte, a correspondente proposta comercial datada de 13 de abril de 2007.

VII. <u>ENCERRAMENTO</u>: Às 18:30 horas, nada mais havendo a tratar, deram por encerrada a presente reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes.

VIII. <u>CONSELHEIROS PRESENTES</u>: EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, SAMIR ZRAICK, MICHAEL STEPHEN VITTON, GILBERTO SAYÃO, PETER NATHANIAL (os últimos três, tendo participado via conferência telefônica).

A presente é cópia fiel da Ata da Reunião do Conselho de Administração da MMX Mineração e Metálicos S.A., realizada em 25 de abril de 2007, lavrada no livro próprio.

Rio de Janeiro, 25 de abril de 2007.

____

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

____

Joel Rennó Jr
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 33.3.0026111-7

Public Corporation

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON APRIL 25 2007

I. **DATE, TIME AND PLACE OF THE MEETING:** At 05:00 p.m. on April 25 2007, at the Company's headquarters located at Praia do Flamengo, 154, 5th floor.

II. **QUORUM**: All members of the Company's Board of Directors, except for members Gilberto Sayão, Michael Stephen Vitton and Peter Nathanial, who participated via conference call, and confirmed their votes in writing.

III. **CALL NOTICE:** According to the call notices sent and received on April 16, 2007.

IV. **CHAIR**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **DECISIONS**:

(a) The Members attending the Meeting (except for those who declared to be formally impeded, as indicated below) have approved, unanimously and without any restrictions, the execution between the Company and Centennial Asset Mining Fund LLC, of the operation to be formalized with mining company Anglo American plc. ("Anglo American"), under the exact terms provided for in the material fact released by the Company's management on April 23, 2007, which was published in Valor Econômico newspaper on April 24, 2007.

(b) As announced, through this operation Centennial Asset Mining Fund LLC and the Company have entered into a preliminary agreement with a wholly-owned subsidiary of mining company Anglo American, through which the latter will acquire 100% of the capital stock of Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio"), and will also subscribe for new shares issued by MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), in an operation that will result in Anglo American holding, at a first stage, a 49% consolidated stake in MMX Minas-Rio.

(c) Should certain conditions be met, according to what has been precisely described in the said material fact, Anglo American may also make an additional payment to Centennial Minas-Rio, and a new capital contribution in MMX Minas-Rio, when it will then be entitled to a 50% consolidated stake in MMX Minas-Rio.

(d) The attending members (with the exception of those who declared to be formally impeded) have ratified, unanimously and without any restrictions, all acts practiced until then

by the Company's management, for the purpose of formalizing the operation herein referred to, being understood, however, that the closing of the operation, as well as its final terms and conditions, must be approved by the present Board of Directors and also by the competent regulatory authorities.

(e) The Chairman of the Board of Directors, Mr. Eike Batista, as well as its Honorary Chairman, Mr. Eliezer Batista, and members Michael Stephen Vitton and Raphael de Almeida Magalhães declared to be formally impeded, and therefore abstained from voting the approval of the operation in question, pursuant to the letters previously filed at the Company's headquarters.

(f) At last, all members in attendance have ratified the hiring of KPMG Auditores Independentes to act as the Company's auditors for the fiscal year of 2007, thereby approving the corresponding commercial proposal dated April 13, 2007.

VII. **CLOSURE:** At 06:00 p.m., there being no further matters to be discussed, the meeting was adjourned after the drawing up of these present minute which, read and found in compliance, were duly signed by the attending Board members.

VIII. **ATTENDING MEMBERS:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, SAMIR ZRAICK, MICHAEL STEPHEN VITTON, GILBERTO SAYÃO AND PETER NATHANIAL (the last three members participated via conference call).

This is a free English translation of the Minutes of the Board of Directors' Meeting of MMX Mineração e Metálicos S.A. held on April 25, 2007, drawn up in the Company's records.

Rio de Janeiro, April 25, 2007.

Paulo Carvalho de Gouvêa
Secretary

Lawyer's signature:

Joel Rennó Jr
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 3330026111-7

Companhia Aberta

ATA DA ASSEMBLÉIA GERAL ORDINÁRIA
REALIZADA EM 30 DE ABRIL DE 2007

I. **DATA, HORA E LOCAL DA ASSEMBLÉIA:** Às 9:00 horas do dia 30 de abril de 2007, na sede social da Companhia, situada na Praia do Flamengo, n° 154, 5° andar .

II. **QUORUM**: Acionistas signatários do livro de presença de acionistas e indicados ao final da ata, representando a maioria necessária do capital social da Companhia para preencher os *quora* legais de instalação e deliberação das matérias ora propostas. Registrou-se, ainda, a presença de representante da KPMG Auditores Independentes, bem como dos *expert advisors* (consultores externos) da Companhia, Srs. Rivadavia Gusmão e Carlos Azevedo.

III. **CONVOCAÇÃO**: Editais de convocação publicados nos jornais Diário Oficial do Estado do Rio de Janeiro e Valor Econômico, em suas edições de 11, 12 e 13 de abril de 2007, nas páginas 26, 22 e 58 e A11, C5 e C1, respectivamente, conforme disposto no artigo 124, inciso II da Lei n.° 6.404/76.

IV. **MESA**: Nos termos do Artigo 24 do Estatuto Social da Companhia e ainda do Artigo 128 da Lei n.° 6.404/76, os acionistas presentes escolheram, por unanimidade e sem reservas, o Sr. Eike Furhken Batista para exercer a função de Presidente da Assembléia, e o Sr. Joel Rennó Jr. para exercer a função de Secretário da Assembléia.

V. **ORDEM DO DIA**: (i) Tomar as contas dos administradores, examinar, discutir e votar as Demonstrações Financeiras referentes ao exercício social findo em 31.12.2006; (ii) Eleger os membros do Conselho de Administração da Companhia; e (iii) Deliberar sobre a remuneração individual dos membros do Conselho de Administração da Companhia.

VI. **DELIBERAÇÕES**: Depois de prestados os esclarecimentos necessários, os acionistas presentes, por unanimidade, decidiram:

(i) Aprovar, sem reservas, as contas dos administradores, apresentadas sob forma do correspondente Relatório de Administração, bem como as Demonstrações Financeiras relativas ao exercício social findo em 31.12.2006, conforme publicadas na edição de 30 de março de 2007 do jornal Valor Econômico e do Diário Oficial do Estado do Rio de Janeiro;

Em virtude de a Companhia não ter apresentado lucro no exercício social findo ora referido, as propostas de destinação do lucro líquido e distribuição de dividendos tornaram-se prejudicadas;

(ii) Com abstenção do acionista Caísse de Depot Et Placement Du Quebec, conforme manifestação recebida, arquivada e aceita pela Mesa, eleger como membros efetivos do Conselho de Administração, com mandato até a realização da Assembléia Geral Ordinária da Companhia a realizar-se no exercício de 2008, os Srs. (a) Eike Fuhrken Batista, brasileiro, separado judicialmente, engenheiro metalúrgico, portador da carteira de identidade n.º 05.541.921-2 IFP/RJ, inscrito no CPF/MF sob o n.º 664.976.807-30, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo n.º 154, 10 andar, CEP 22210-030; (b) Eliezer Batista da Silva, brasileiro, viúvo, engenheiro, portador da carteira de identidade n.º 02314419-9 IFP/RJ, inscrito no CPF/MF sob o n.º 607.460.507-63, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo n.º 154, 10 andar, CEP 22210-030; (c) José Luiz Alquéres (Conselheiro Independente, para os fins do disposto no Regulamento de Listagem do Novo Mercado), brasileiro, casado sob o regime de separação de bens, engenheiro, portador da carteira de identidade n.º 1688939 IFP/RJ, inscrito no CPF/MF sob o n.º 027.190.707-00, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo n.º 154, 10 andar, CEP 22210-030; (d) Gilberto Sayão (Conselheiro Independente, para os fins do disposto no Regulamento de Listagem do Novo Mercado), brasileiro, casado, sob o regime de separação total de bens, engenheiro, portador da carteira de identidade n.º 04625996-6 IFP/RJ, inscrito no CPF/MF sob o n.º 016.792.777-90, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Rua Leôncio Correia 170, Leblon, CEP 22450-120; (e) Rafael de Almeida Magalhães, brasileiro, casado, sob o regime de comunhão de bens, portador da carteira de identidade n.º 9.012 OAB, inscrito no CPF/MF sob o n.º 007.934.007-59, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Av. Atlântica n.º 1782/802 CEP 22021-001; (f) Samir Zraick (Conselheiro Independente, para os fins do disposto no Regulamento de Listagem do Novo Mercado), brasileiro, casado, engenheiro, residente e domiciliado em 3 Lincoln Center, apt. 38 H New York, NY 10023, Estados Unidos, portador da carteira de identidade nº 1584618, inscrito no CPF/MF sob o nº. 149.615.207-72; (g) Hans-Juergen Mende (Conselheiro Independente, para os fins do disposto no Regulamento de Listagem do Novo Mercado), alemão, casado, empresário, residente e domiciliado em 4 Rigistrasse, 6300 Zug, Suíça, portador de passaporte nº 354382681, inscrito no CPF/MF sob o nº. 060.121.277-07; (h) Michael Stephen Vitton, americano, casado, banqueiro, residente e domiciliado 16 Otter Rock Drive, Greenwich, Connecticut, CEP 06830, Estados Unidos, portador do passaporte de nº 111773099, inscrito no CPF/MF sob o nº. 060.129.727-09; e (i) Peter Nathanial (Conselheiro Independente, para os fins do disposto no Regulamento de Listagem do Novo Mercado), australiano, casado, empresário, residente e domiciliado em 245 East 58th Street, suíte 15-A, ZIP CODE: 10022, Nova York, Estados Unidos, portador da carteira identidade local n.º 7074887 e inscrito no CPF/MF sob o n.º 060.128.497-61, para ocupar os cargos, respectivamente, de Presidente, Presidente Honorário e, os demais, Membros do Conselho de Administração. Os Conselheiros estrangeiros e/ou não-residentes depositaram, no presente ato, as procurações exigidas para os fins do §2º do Artigo 146 da Lei n.º 6.404/76, as quais foram rubricadas pela mesa e arquivadas na sede da

Companhia. Adicionalmente, os Conselheiros ora eleitos presentes à Assembléia declararam não estarem incursos em nenhum dos crimes previstos em lei que os impeça de exercer atividade mercantil, especialmente aqueles previstos no Art. 147 da Lei n° 6.404/76, regulamentado pela instrução CVM n.º 367/02; e

(iii) Os Conselheiros ora reeleitos farão jus a uma remuneração individual que será equivalente a R$4.000,00 (quatro mil reais) por reunião convocada à qual o membro do Conselho de Administração efetivamente compareça.

VII. **ENCERRAMENTO**: Às 10:00 horas, nada mais havendo a tratar, deram por encerrada a Assembléia, tendo-se antes feito lavrar a presente ata de forma sumária, autorizando-se sua publicação na imprensa com omissão das assinaturas dos acionistas. Depois de lida e achada conforme, foi devidamente assinada pelos presentes.

VIII. **ACIONISTAS PRESENTES**: EIKE FUHRKEN BATISTA, FLAVIO GODINHO (p.p. Joel Mendes Rennó Jr.), PEDRO GARCIA (p.p. Joel Mendes Rennó Jr.), CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CENTRAL STATES SOUTHEAST SOUTHWEST AREAS PENSION FUND, JPMORGAN FLEMING EMERGING MARKETS INVESTMENT TRUST PLC, JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND, ONTARIO TEACHERS PENSION FUND, THE BRAZIL VALUE AND GROWTH FUND, TCW AMERICAS DEVELOPMENT ASSOCIATION e STAFF RETIREMENT PLAN (p.p. Vanessa Leonel do Prado).

A presente é cópia fiel da Ata da Assembléia Geral Extraordinária da MMX Mineração e Metálicos S.A. realizada em 30 de abril de 2007, lavrada no livro próprio.

Rio de Janeiro, 30 de abril de 2007.

____

Joel Mendes Rennó Jr.
Secretário

Visto do Advogado:

____

Pedro de Moraes Borba
OAB/RJ n.º 99.534

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 3330026111-7

Public Corporation

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 30, 2007

I. **DATE, TIME AND PLACE OF THE MEETING:** At 9:00 am on April 30, 2007, at the Company's headquarters located at Praia do Flamengo, 154, 5° floor .

II. **QUORUM**: The shareholders signatories of the shareholders attendance book and indicated at the end of these minutes, representing the necessary majority of the Company's capital stock to meet the legal *quora* of instatement and resolution of the matters proposed herein. The attendance of representative from KPMG Auditores Independentes, as well as the Company's expert advisors, Mr. Rivadavia Gusmão and Mr. Carlos Azevedo was also recorded.

III. **CALL**: Call notices published in the Official Gazette of the state of Rio de Janeiro and in the Valor Econômico newspaper, in their April 11, 12 and 13, 2007 editions, on pages 26, 22 and 58 and A11, C5 and C1, respectively, pursuant to provision in article 124, paragraph II of Law 6,404/76.

IV. **PRESIDING BOARD**: Pursuant to Article 24 of the Company's Bylaws and Article 128 of Law 6,404/76, the attending shareholders selected, by unanimous vote and without reservations, Mr. Eike Furhken Batista to hold the position of Chairman of the Meeting and Mr. Joel Rennó Jr. to be the secretary of the Meeting.

V. **AGENDA**: (i) Examine the management accounts, verify, discuss and vote the Financial Statements related to the fiscal year ended 12/31/2006; (ii) Elect the members of the Company's Board of Directors; and (iii) Decide upon the individual compensation of the members of the Company's Board of Directors.

VI. **DECISIONS**: After the necessary clarifications, the attending shareholders by unanimous vote decided:

(i) Approve, without reservations, the management accounts, presented under the form of the corresponding Management Report, as well as the Financial Statements related to the fiscal year ended 12/31/2006, as published in the March 30, 2007 edition of the Valor Econômico newspaper and in the Official Gazette of the state of Rio de Janeiro;

Since the Company did not present net income in the fiscal year then ended, the proposals to allocate the net income and distribution of dividends became adversely affected;

(ii) With the abstention of the shareholder Caísse de Depot Et Placement Du Quebec, as per manifestation received, filed and accepted by the Presiding Board, to elect as sitting members of the Board of Directors, with term of office until the Ordinary Shareholders' Meeting to be held in 2008, Messrs. (a) Eike Fuhrken Batista, Brazilian citizen, legally separated, metallurgic engineer, identity card 05.541.921-2 IFP/RJ, individual taxpayer register's (CPF/MF) 664.976.807-30, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 10 floor, CEP 22210-030; (b) Eliezer Batista da Silva, Brazilian citizen, widower, engineer, identity card 02314419-9 IFP/RJ, individual taxpayer's register (CPF/MF) 607.460.507-63, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 10 floor, CEP 22210-030; (c) José Luiz Alquéres (Independent Board member for the purposes of provision in the Novo Mercado Listing Rules), Brazilian citizen, married under separate property ruling, engineer, identity card 1688939 IFP/RJ, individual taxpayer register's (CPF/MF) 027.190.707-00, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 10 floor, CEP 22210-030; (d) Gilberto Sayão (Independent Board member for the purposes of provision in the Novo Mercado Listing Rules), Brazilian citizen, married under the universal separate property ruling, engineer, identity card 04625996-6 IFP/RJ, individual taxpayer register's (CPF/MF) 016.792.777-90, resident and domiciled in the city and state of Rio de Janeiro, at Rua Leôncio Correia 170, Leblon, CEP 22450-120; (e) Rafael de Almeida Magalhães, Brazilian citizen, married under community property ruling, identity card 9.012 OAB, individual taxpayer register's (CPF/MF) 007.934.007-59, resident and domiciled in the city and state of Rio de Janeiro, at Av. Atlântica, 1782/802 CEP 22021-001; (f) Samir Zraick (Independent Board member for the purposes of provision in the Novo Mercado Listing Rules), Brazilian citizen, married, engineer, resident and domiciled at 3 Lincoln Center, apt. 38 H New York, NY 10023, United States of America, identity card 1584618, individual taxpayer register's CPF/MF 149.615.207-72; (g) Hans-Juergen Mende (Independent Board member for the purposes of provision in the Novo Mercado Listing Rules), German citizen, married, businessman, resident and domiciled at 4 Rigistrasse, 6300 Zug, Switzerland, passport #354382681, individual taxpayer register's (CPF/MF) 060.121.277-07; (h) Michael Stephen Vitton, North American citizen, married, banker, resident and domiciled at 16 Otter Rock Drive, Greenwich, Connecticut, zip code: 06830, United States of America, passport #111773099, individual taxpayer register's (CPF/MF) 060.129.727-09; and (i) Peter Nathanial (Independent Board member for the purposes of provision in the Novo Mercado Listing Rules), Australian citizen, married, businessman, resident and domiciled at 245 East 58th Street, suite 15-A, zip code: 10022, New York, United States of America, local identity card 7074887 and individual taxpayer register's (CPF/MF) 060.128.497-61, to hold the positions, respectively, of Chairman, Honorary Chairman and the others as Members of the Board of Directors. The foreign and/or non-resident board members deposited herein the powers of attorney required for the purposes of paragraph 2 of Article 146 of Law 6,404/76, which were initialed by the board and filed at the Company's headquarters. In addition, the Board members elected herein attending the

meeting declared they are not involved in any of the crimes provided for by law that could prevent them from performing business activity, especially those provided for by Article 147 of Law 6,404/76, regulated by CVM Instruction 367/02; and

(iii) The board members reelected herein shall be entitled to an individual compensation, which shall be equivalent to four thousand reais (R$4,000.00) by meeting called to which the member of the Board of Directors effectively attends.

VII. **CLOSURE**: At 10:00 am, having nothing else to be discussed the meeting was adjourned to draw up these present minutes in the summary format, authorizing their publication in the press with the omission of the shareholders' signatures. After being read and found in compliance, these minutes were duly signed by the attending shareholders.

VIII. **ATTENDING SHAREHOLDERS**: EIKE FUHRKEN BATISTA, FLAVIO GODINHO (by Joel Mendes Rennó Jr.), PEDRO GARCIA (by Joel Mendes Rennó Jr.), CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CENTRAL STATES SOUTHEAST SOUTHWEST AREAS PENSION FUND, JPMORGAN FLEMING EMERGING MARKETS INVESTMENT TRUST PLC, JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND, ONTARIO TEACHERS PENSION FUND, THE BRAZIL VALUE AND GROWTH FUND, TCW AMERICAS DEVELOPMENT ASSOCIATION and STAFF RETIREMENT PLAN (by Vanessa Leonel do Prado).

This is a free English translation of the Minutes of the Ordinary General Shareholders' Meeting of MMX Mineração e Metálicos S.A. held on April 30, 2007, drawn up in the Company's records.

Rio de Janeiro, April 30, 2007.

Joel Mendes Rennó Jr.
Secretary

Acknowledged and Accepted by Attorney:

Pedro de Moraes Borba
OAB/RJ 99.534

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
Companhia Aberta
BOVESPA: MMXM3

CENTENNIAL ASSET PARTICIPAÇÕES MINAS-RIO S.A.
CNPJ/MF: 07.949.970/0001-87
Companhia Aberta
BOVESPA: CTMR3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX") e a Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio") vêm, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

A finalização dos acordos definitivos entre uma subsidiária integral da Anglo American plc ("Anglo American"), a MMX e a Centennial Asset Mining Fund LLC está programada para 14 de maio de 2007. Os termos dos acordos estão sendo negociados pelas partes envolvidas seguindo os termos anunciados no Fato Relevante divulgado em 23 de abril 2007 pela MMX, Anglo American e Centennial Minas-Rio.

Maiores informações poderão ser obtidas por meio dos e-mails ri@mmx.com.br e/ou ri@ebx.com.br.

Rio de Janeiro, 9 de maio de 2007

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

Marcelo Adler Cheniaux
Diretor de Relações com Investidores
Centennial Asset Participações Minas-Rio S.A.

MMX MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

BOVESPA: MMXM3

CENTENNIAL ASSET PARTICIPAÇÕES MINAS-RIO S.A.

BOVESPA: CTMR3

Anglo American and MMX definitive agreements scheduled to occur on May 14, 2007

MMX Mineração e Metálicos S.A. ("MMX" or "Company") and Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio"), pursuant to Article 157 of Law 6,404/76, in addition to the provisions of CVM Instruction 358/02, hereby makes the following public announcement:

The execution of the definitive agreements among a wholly-owned subsidiary of Anglo American plc ("Anglo American"), MMX and Centennial Asset Mining Fund LLC is scheduled to occur on May 14, 2007. The terms of the agreements are currently being negotiated by the parties, in light of the terms made public on the press release date issued on April 23, 2007 by MMX, Anglo American and Centennial Minas-Rio.

For more information, please contact ri@mmx.com.br or ri@ebx.com.br.

Rio de Janeiro, May 9, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

Marcelo Adler Cheniaux
Investor Relations Officer
Centennial Asset Participações Minas-Rio S.A.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de abril de 2007 e 30 de abril de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	512	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	512	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de abril de 2007 e 30 de abril de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	48.940	0,64%	0,64%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	48.940	0,64%	0,64%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de abril de 2007 e 30 de abril de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.812.548	63,26%	63,26%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.812.548	63,26%	63,26%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between April 1st, 2007 and April 30, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance				
Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance				
Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between April 1st, 2007 and April 30, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	48,940	0.64%	0.64%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	48,940	0.64%	0.64%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between April 1st, 2007 and April 30, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**( ) Board of Directors**		**( ) Executive Officers**		**( ) Audit Committee**		**(X) Controlling Shareholders**
Initial Balance							
Securities / Derivatives	Securities Characteristics			Quantity	% of participation		
					Same Class and Type	Total	
Shares	Common			4,812,548	63.26%	63.26%	
Shares	Preferred			0	0.00%	0.00%	
There were no transactions in the referred month							
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)
There were no transactions in the referred month							
Final Balance							
Securities / Derivatives	Securities Characteristics			Quantity	% of participation		
					Same Class and Type	Total	
Shares	Common			4,812,548	63.26%	63.26%	
Shares	Preferred			0	0.00%	0.00%	

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

Rio de Janeiro, 8 de maio de 2007.

À
Bolsa de Valores de São Paulo – BOVESPA
Sr. Nelson Barroso Ortega
Gerência de Acompanhamento de Empresas

Com cópia para:

CVM - Comissão de Valores Mobiliários
At.: Sra. Elizabeth Lopez Rios Machado
Superintendente de Relações com Empresas
At.: Sr. Waldir de Jesus Nobre
Superintendente de Relações com o Mercado e Intermediários

Ref.: GAE/SAE 1.221-07 de 08 de maio de 2007

"(...)

Em notícia veiculada no jornal Valor Econômico, edição de 08/05/2007, sob o título "MMX adia nova pelotizadora", consta, entre outras informações, que a MMX tem 27 direitos minerários num raio de 30 quilômetros no entorno do município de Alvorada de Minas, sendo que a reserva estimada, em 9 áreas já pesquisadas, é de 2,5 bilhões de minério de ferro.

Solicitamos esclarecimentos sobre referida notícia, bem como outras informações consideradas importantes.

(...)".

Prezados Senhores

Em resposta ao seu questionamento, temos a esclarecer o quanto segue:

Tendo em vista o avanço nas contratações de venda da produção do Sistema MMX Minas-Rio, fomos indagados pela jornalista do "Valor Econômico" se nossos planos para a implantação da usina de pelotização no Porto de Açu continuavam como originalmente planejado. Respondemos à jornalista que, hoje, temos quase garantida a comercialização de 17,3 milhões de toneladas (sendo 8,3 milhões com amparo no contrato com a GIIC e 9 milhões com amparo em memorando de entendimento com uma empresa trading japonesa noticiado no prospecto da Oferta Inicial de Ações da MMX) e que, pela velocidade da demanda, talvez tivéssemos que repensar a implantação da usina de pelotização para quando de uma eventual duplicação do Sistema MMX Minas-Rio. O Sistema MMX Minas-Rio tem uma capacidade projetada de 26,5 milhões e

toneladas por ano e a usina de pelotização demandará aproximadamente 7,7 milhões de tonelada de minério. Portanto, os planos da Companhia continuam inalterados.

Os estudos ambientais e de engenharia necessários para a implantação da aludida usina de pelotização continuam a progredir na velocidade necessária para implantarmos a planta conforme planejado.

O programa de sondagem nas áreas circunscritas pelos direitos minerários que compreendem o Sistema MMX Minas-Rio continua de acordo com os nossos planos e pretendemos, ainda neste mês de maio, apresentar ao mercado novo relatório de recursos minerais, com o detalhamento necessário para o investidor tirar suas conclusões a respeito desses ativos.

Toda informação relevante sobre os números de direitos minerários foi divulgada como parte das nossas demonstrações financeiras.

A Companhia levará imediatamente ao conhecimento do mercado qualquer modificação nos seus planos de negócios, se houver, e informará, pari passu, qualquer detalhamento relevante em seus recursos e reservas.

Sendo o que nos cabia para esclarecer no momento, subscrevemo-nos.

Atenciosamente,

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 33.3.0026111-7
Companhia Aberta

ATA DE REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 11 DE MAIO DE 2007

I. **DATA, HORA E LOCAL DA REUNIÃO:** Às 15:00 horas do dia 11 de maio de 2007, na sede social da Companhia, situada na Praia do Flamengo, 154°, 5° andar.

II. **QUORUM**: Presença da totalidade dos membros do Conselho de Administração da Companhia, com exceção do membro Gilberto Sayão, sendo certo que os membros Hans-Juergen Mende, Raphael de Almeida Magalhães, Eliezer Batista e José Luiz Alquéres ainda manifestaram seus votos por escrito via cartas registradas na sede da companhia.

III. **CONVOCAÇÃO:** De acordo com cartas de convocação enviadas e recebidas no dia 04 de maio de 2007.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **DELIBERAÇÕES**: Foi aprovada pelos membros presentes (exceto por aqueles que se declararam formalmente impedidos, conforme indicado abaixo), por unanimidade e sem quaisquer ressalvas, a assinatura pela Companhia e pela Cenntenial Asset Mining Fund LLC de um certo *Share Purchase Agreement* definitivo e vinculativo referente à alienação de 100% das ações de emissão da Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio") para uma subsidiária integral da mineradora Anglo American plc. ("Anglo American"). O referido *Share Purchase Agreement* contempla, ainda, (i) a subscrição de novas ações de emissão da MMX Minas-Rio Mineração S.A. e LLX Minas-Rio Logística S.A. (conjuntamente, o "Sistema MMX Minas-Rio"), subsidiárias da Companhia, por parte da Anglo American, em uma operação que resultará nessa empresa detendo, num primeiro momento, participação consolidada de 49% no Sistema MMX Minas-Rio e, também, (ii) a possibilidade dessa participação ser elevada para 50%, via novo aporte de capital pela Anglo American caso sejam satisfeitas as condições necessárias previstas no *Share Purchase Agreement*, tudo nos termos e em complementação à Ata de Reunião do Conselho de Administração da Companhia realizada em 25 de abril de 2007.

Os membros presentes (com exceção daqueles que se declararam formalmente impedidos) ratificaram, por unanimidade e sem ressalvas, a indicação do Sr. Eike Fuhrken Batista para assinar, individualmente, o referido *Share Purchase Agreement* em nome da Companhia e das demais subsidiárias envolvidas (quando for o caso), bem como dos demais documentos

porventura necessários para formalizar a operação aqui narrada.

O Presidente do Conselho de Administração da Companhia, Sr. Eike Fuhrken Batista, bem como o seu presidente-honorário, Sr. Eliezer Batista e, ainda, os membros Michael Stephen Vitton e Raphael de Almeida Magalhães declaram-se formalmente impedidos e, dessa forma, não participaram da deliberação relativa à aprovação da operação em tela.

VI. **ENCERRAMENTO:** Às 15:30 horas, nada mais havendo a tratar, deram por encerrada a presente reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes.

VII. **CONSELHEIROS PRESENTES:** EIKE FUHRKEN BATISTA, SAMIR ZRAICK, PETER NATHANIAL, MICHAEL STEPHEN VITTON, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, RAFAEL DE ALMEIDA MAGALHÃES e HANS-JUERGEN MENDE.

A presente é cópia fiel da Ata da Reunião do Conselho de Administração da MMX Mineração e Metálicos S.A., realizada em 11 de maio de 2007, lavrada no livro próprio.

Rio de Janeiro, 11 de maio de 2007.

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

Joel Rennó Jr
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 33.3.0026111-7
Public Corporation

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MAY 11, 2007

I. **DATE, TIME AND PLACE OF THE MEETING:** At 3:00 p.m., on May 11, 2007, at the Company's headquarters, located at Praia do Flamengo, 154, 5th floor.

II. **QUORUM**: All members of the Company's Board of Directors attended the meeting, except for the member Mr. Gilberto Sayão, and the members Hans-Juergen Mende, Raphael de Almeida Magalhães, Eliezer Batista and José Luiz Alquéres who voted in writing via registered letters at the company's headquarters.

III. **CALL NOTICE:** Pursuant to call notices sent and received on May 4, 2007.

IV. **CHAIR**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **DECISIONS**: The attending members approved (except for those who declared to be formally impeded, as mentioned below), by unanimous vote and without reservations, the execution by the Company and by Cenntenial Asset Mining Fund LLC of a definitive and binding Share Purchase Agreement referring to the sale of 100% of the shares issued by Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio") to a wholly-owned subsidiary of the mining company Anglo American plc. ("Anglo American"). The said Share Purchase Agreement also comprises (i) the subscription of new shares issued by MMX Minas-Rio Mineração S.A. and LLX Minas-Rio Logística S.A. (jointly referred to as the "MMX Minas-Rio System"), subsidiaries of the Company, by Anglo American, in an operation which will result in Anglo American initially holding a consolidated interest of 49% in the MMX Minas-Rio System and, also, (ii) the possibility that such interest may be increased to 50%, via new capital contribution by Anglo American, should the necessary conditions provided for in the Share Purchase Agreement be fulfilled, all of them under the terms and supplementing the Minutes of the Company's Board of Directors' Meeting held on April 25, 2007.

The attending members (except for those who declared to be formally impeded) ratified, by unanimous vote and without reservations, the appointment of Mr. Eike Fuhrken Batista to individually sign the said Share Purchase Agreement on behalf of the Company and of the other subsidiaries involved (when this is the case), as well as other necessary documents to formalize the operation referred to herein.

The Chairman of the Company's Board of Directors, Mr. Eike Fuhrken Batista, as well as its honorary chairman, Mr. Eliezer Batista and also the Board members, Mr. Michael Stephen Vitton and Mr. Raphael de Almeida Magalhães declared to be formally impeded, and thus, did not participate in the resolution related to the approval of the operation under consideration.

VI. **CLOSURE:** At 3:30 p.m., nothing else to be discussed, the meeting was adjourned after the drawing up of these present minutes which, read and found in compliance, were approved and duly signed by the attending Board members.

VII. **ATTENDING MEMBERS:** EIKE FUHRKEN BATISTA, SAMIR ZRAICK, PETER NATHANIAL, MICHAEL STEPHEN VITTON, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, RAFAEL DE ALMEIDA MAGALHÃES and HANS-JUERGEN MENDE.

This is a free English translation of the Minutes of the Board of Directors' Meeting of MMX Mineração e Metálicos S.A., held on May 11, 2007, drawn up in the Company's records.

Rio de Janeiro, May 11, 2007.

Paulo Carvalho de Gouvêa
Secretary

Lawyer's signature:

Joel Rennó Jr
OAB/RJ 132.971

Anglo American e MMX assinam contrato para aquisição de 49% da MMX Minas-Rio

A **MMX Mineração e Metálicos S.A.** ("MMX") e a **Centennial Asset Participações Minas-Rio S.A.** ("Centenial Minas-Rio"), informam aos seus acionistas e investidores que foi assinado hoje, com uma subsidiária integral da **Anglo American plc** ("Anglo American"), o contrato definitivo de compra e venda de ações conforme anunciado em Fatos Relevantes da Companhia divulgados em 23 de abril de 2007 e 9 de maio de 2007.

Nos termos dos contratos definitivos, após o cumprimento das condições contratuais, a Anglo American irá adquirir 49% do capital social das empresas integrantes do Sistema Integrado MMX Mina-Rio (MMX Minas-Rio Mineração S.A. e LLX Minas-Rio Logística S.A.) por um valor econômico correspondente ao montante de US$ 1,15 bilhões, o que envolverá a aquisição de 100% das ações de emissão da Centennial Minas-Rio.

Eike Batista, Presidente do Conselho de Administração e Diretor-Presidente da MMX afirmou: "A parceria celebrada hoje é fundamentada em respeito e confiança mútua, e permitirá unir equipes e ativos de alta qualidade, garantindo alcançarmos o objetivo comum de multiplicar riquezas. O histórico comprometimento da renomada Anglo American com o Brasil, liderada por Cynthia Carroll e sua atitude inovadora e visão de longo prazo, demonstram o acerto de nossa escolha."

Os termos e condições dos contratos celebrados nesta data foram aprovados pela unanimidade dos membros independentes do Conselho de Administração da MMX.

Maiores informações poderão ser obtidas através do e-mail ri@mmx.com.br ou ri@ebx.com.br.

Rio de Janeiro, 14 de maio de 2007

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

Marcelo Adler Cheniaux
Diretor de Relações com Investidores
Centennial Asset Participações Minas-Rio S.A.

Anglo American and MMX agree purchase of 49% interest in MMX Minas-Rio

MMX Mineração e Metálicos S.A. ("MMX") and **Centennial Asset Participações Minas-Rio S.A.** ("Centenial Minas-Rio") are pleased to announce that, together with a wholly-owned subsidiary of **Anglo American plc** ("Anglo American"), they have signed today a definitive share purchase contract, in light of the terms made public on the press releases date issued on April 23, 2007 and on May 9, 2007 by MMX and Centennial Minas-Rio.

Under the definitive share purchase contract and following satisfaction of the closing conditions, Anglo American will acquire a 49% interest in MMX Minas-Rio integrated companies (MMX Minas-Rio Mineração S.A. e LLX Minas-Rio Logística S.A.) for an economic value and effetive price of US$ 1,15 billion, which includes the acquisition of a 100% of the shares of Centennial Minas-Rio.

Eike Batista, Chairman & CEO of MMX said: "The partnership celebrated today is substantiated on mutual respect and trustworthiness and will enable the union of high quality teams and assets ensuring the achievement of the common goal of multiplying wealth. Anglo American's long standing experience in Brazil, led by Cynthia Carroll with her innovative attitude and long term vision, confirms the conviction of our choice."

The terms and conditions of the contract signed today have been unanimously approved by the independent members of MMX's Board of Directors.

For more information, please contact ri@mmx.com.br or ri@ebx.com.br.

Rio de Janeiro, May 14, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

Marcelo Adler Cheniaux
Investor Relations Officer
Centennial Asset Participações Minas-Rio S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar o que segue:

A sua subsidiária MPC - Mineração Pesquisa e Comércio Ltda. (atualmente denominada MMX Minas-Rio Mineração S.A. - "MMX Minas-Rio") recebeu da FEEMA - Fundação Estadual de Engenharia do Meio Ambiente, na data de hoje, a competente Licença Ambiental de Instalação ("LI") nº. FE012725 para implantação do Porto do Açu, um complexo portuário de uso misto localizado no Município de São João da Barra, Estado do Rio de Janeiro.

Nos termos da LI, a MMX Minas-Rio poderá iniciar as obras de construção do terminal portuário, conforme planos da Companhia já amplamente divulgados para o mercado. O Porto do Açu constituirá o centro de escoamento da produção de minério de ferro do Sistema Integrado MMX Minas-Rio.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 14 de maio de 2007

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") pursuant to article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby makes the following announcement:

MPC – *Mineração Pesquisa e Comércio Ltda.* (currently denominated MMX Minas-Rio Mineração S.A. – "MMX Minas-Rio"), a subsidiary of the Company, received today from FEEMA (the competent Rio de Janeiro State Environmental Agency) the Construction License ("CL") number FE012725 for the development of the Açu Port, a multi-purpose private port terminal, to be located in the municipality of São João da Barra, Rio de Janeiro State.

According to the CL, MMX Minas-Rio may initiate the construction of the port terminal, following the Company's plans already disclosed to the market. The Açu Port has been designed for the export of the iron ore produced by the MMX Minas-Rio Integrated System.

For more information, please contact ri@mmx.com.br.

Rio de Janeiro, May 14, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

END